UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
July 30, 2012

ORDER GRANTING CONFIDENTIAL TREATMENT UNDER THE SECURITIES ACT OF 1933

American Petroleum Tankers Parent LLC

File No. 333-171331 - CF#28557

AP Tankers Co.
File No. 333-171331-07 – CF# 28557

American Petroleum Tankers Parent LLC and AP Tankers Co. submitted an application under Rule 406 requesting an extension of a previous grant of confidential treatment for information they excluded from the Exhibits to a Form S-4 registration statement filed on December 22, 2010, as amended.

Based on representations by American Petroleum Tankers Parent LLC and AP Tankers Co. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.9	through December 31, 2012

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Loan Lauren P. Nguyen
Special Counsel